SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information statement pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.3)

                          Midwest Grain Products, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    59832G104
                                 (CUSIP Number)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 8 Pages

CUSIP No. 59832G104   13G     Page 2 of 8 Pages



  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Royce & Associates, Inc.    13-2579297
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [X]

                                                (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.


  NUMBER OF        5  SOLE VOTING POWER
    SHARES           895,322
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          895,322
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

  895,322

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.23%

 12  TYPE OF REPORTING PERSON*
     IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59832G104   13G     Page 3 of 8 Pages
  1     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Royce Management Company    06-1354019
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES           23,200
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          23,200
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     23,200

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.24%

  12  TYPE OF REPORTING PERSON*
      IA

CUSIP No. 59832G104   13G     Page 4 of 8 Pages
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles M. Royce    ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES        See Item 2(a) of attached schedule
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING       See Item 2(a) of attached schedule
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      See Item 2(a) of attached schedule
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      See Item 2(a) of attached schedule

  12  TYPE OF REPORTING PERSON*
      IN

CUSIP No. 59832G104   13G     Page 5 of 8 Pages
Item 1(a)    Name of Issuer:

      Midwest Grain Products, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

Investor Relations Dept.
1300 Main St
1300 Main St
Atchison, KS   66002

Item 2(a)    Name of Persons Filing:

     Royce & Associates, Inc. ("Royce"), Royce Management Company ("RMC"), and Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Royce and RMC, and as such may be deemed to beneficially own the shares of
Common Stock of Midwest Grain Products, Inc.
beneficially owned by Royce and RMC. Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC.

Item 2(b)    Address of Principal Business Office, or, if None, Residence:

     1414 Avenue of the Americas, New York, NY  10019

Item 2(c)    Citizenship:

     Royce is a New York Corporation, RMC is a Connecticut General Partnership, and Mr. Royce is a citizen of the U.S.A.
Item 2(d)    Title of Class of Securities:

     Common Stock
Item 2(e)    CUSIP Number:

     59832G104

Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
             Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or Endowment
             Fund
     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
     (h) [X] Group

CUSIP No. 59832G104   13G     Page 6 of 8 Pages

 Item 4  Ownership

     (a) Amount Beneficially Owned
          Royce:       895,322
          RMC:         23,200

     (b) Percent of Class:
          Royce:       9.23%
          RMC:         0.24%

     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                 Royce        895,322
                                 RMC          23,200

         (ii)    shared power to vote or to direct the vote
                                 Royce   __________
                                 RMC     __________

        (iii)    sole power to dispose or to direct the disposition
                 of                   Royce      895,322
                                      RMC        23,200

         (iv)    shared power to dispose or to direct the
                 disposition of           Royce   __________
                                          RMC     __________

See item 2(a) above for information relating to the beneficial ownership of Mr. Royce.

Item 5   Ownership of Five Percent or Less of a Class. (       )

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person.

             NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             NOT APPLICABLE

Item 8   Identification and Classification of Members of the Group.

     This filing is on behalf of Royce, RMC and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Each of Royce and RMC are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 59832G104   13G     Page 7 of 8 Pages

Item 10  Certification.

 By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Exhibits 1. Agreement to file Schedule 13G jointly.


                                   Signature

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:    February 04, 1998

Royce & Associates, Inc.

By: Jack E. Fockler                  John E. Denneen atty - in - fact
   Signature                         Charles M. Royce

Royce Management Company

By: Jack E. Fockler
   Signature

CUSIP No. 59832G104   13G     Page 8 of 8 Pages
                                    Exhibit 1
                                    AGREEMENT

     AGREEMENT dated as of February 04, 1998 between Royce & Associates, Inc. ("Royce"), a New York corporation, Royce Management Company ("RMC"), a Connecticut general partnership, and Charles M.
Royce.

     WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13G with respect to Midwest Grain Products, Inc. to which this is attached as Exhibit 1 is filed on behalf of Royce, RMC and Mr. Royce.

     2. Each of Royce, RMC and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                     ROYCE & ASSOCIATES, INC.

                     By: Jack E. Fockler


                     ROYCE MANAGEMENT COMPANY

                     By: Jack E. Fockler


                     John E. Denneen atty-in-fact
                         Charles  M. Royce